Exhibit 99.1

Vermilion Energy Inc. Reports Strong Q1 2026 Production and Advances Portfolio Repositioning with Germany Strategic Acquisition, Award of New Land Concessions and Croatia SA-07 Divestment

CALGARY, AB, April 7, 2026 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) announces strong first quarter 2026 production, an asset acquisition and award of new land concessions in Germany, and the divestment of a non-producing asset in Croatia.

Operations Update

Q1 2026 production averaged approximately 125,000 boe/d, exceeding the top end of our quarterly guidance range of 122,000 to 124,000 boe/d. Production was comprised of approximately 59% Canadian gas, 13% European gas and 28% liquids. This strong production result is driven by outperformance in both the Deep Basin and Montney, robust production from the Osterheide well in Germany, and new Montney wells brought online sooner than anticipated, partially offset by lower volumes in Australia due to cyclone-related downtime.

European gas production in Q1 2026 realized an average sales price of approximately $16/MMBtu, reflecting significantly higher day-ahead gas prices during March 2026 amid heightened geopolitical developments in the Middle East. We remain on track to bring on new production from the first Wisselshorst well in Germany by mid-year, spud the next Netherlands well in the second half of 2026, and spud follow-up Germany Wisselshorst wells on the Bommelsen license in early 2027.

In Australia, production operations at Wandoo safely resumed in mid-March 2026 following downtime related to Cyclone Mitchell in February 2026. The facility was subsequently shut-in due to Cyclone Narelle in late March 2026. We are currently assessing the impact of this most recent event and expect to restore production in early Q2 2026. Average production in Australia during the quarter was approximately 1,000 bbl/d, and we exported approximately 300,000 barrels of oil in February 2026.

Portfolio Repositioning

In March 2026, we signed agreements to acquire certain producing assets in Germany from BEB Erdgas und Erdöl GmbH & Co. KG ("BEB") and Mobil Erdgas-Erdöl GmbH ("MEEG") in Germany, which are currently producing approximately 1,000 boe/d of low decline production (85% natural gas) with an effective date of January 1, 2025.

The acquisition increases Vermilion's European TTF-linked gas and Brent-linked oil production, enhances associated excess free cash flow(1), and provides strategic value through increased control over gathering infrastructure surrounding our Osterheide well. The assets are adjacent to our existing operations and offer future European natural gas development upside. The acquisition is expected to close in the second half of 2026.

During Q1 2026, Vermilion successfully added three concessions in the North German Basin that offer potential upside for our deep gas exploration program. These new concessions are located adjacent to existing Vermilion acreage in Germany and double Vermilion's acreage in the country to well over 1 million net acres.

Also in March 2026, we signed an agreement to divest our remaining 60% interest in the SA-07 block in Croatia for net proceeds of approximately €15MM ($24MM). The asset has no production. The proceeds will be primarily used for incremental debt reduction, with the transaction expected to close in the second half of 2026. We continue to produce and generate excess free cash flow from our SA-10 block (100% natural gas) in Croatia.

Q1 Release Date and Conference Call and Webcast Details

We will provide additional details when we release our 2026 first quarter operating and condensed financial results on Wednesday, May 6, 2026, before the open of North American markets. The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2026, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Vermilion will discuss these results in a conference call and webcast presentation on Wednesday, May 6, 2026, at 8:00 AM MT (10:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 1-437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 81761# from May 6, 2026, at 12:00 PM MT to May 13, 2026, at 12:00 PM MT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4lXhj3k to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/Z02K9Bq8g4m. The webcast link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call. Participants who would like to submit questions ahead of time may do so by emailing investor_relations@vermilionenergy.com.

Annual General Meeting

Vermilion will hold its Annual General Meeting on May 6, 2026 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Management Information Circular. As a reminder, proxies must be received by 3:00 pm MT on Monday, May 4, 2026.

Shareholders can participate electronically at https://meetings.lumiconnect.com/400-593-993-161. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/wp-content/uploads/2026/03/Meeting-Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Guests may also view the event at https://meetings.lumiconnect.com/400-593-993-161 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/annual-general-meeting.

The Board of Directors of Vermilion recommends that Shareholders vote FOR ALL proposed items

Vermilion encourages shareholders to read the meeting material, which have been filed on SEDAR+ (www.sedarplus.ca) and on the Company's website at www.vermilionenergy.com.

(1)	Excess free cash flow ("EFCF") is a non-GAAP financial measures most directly comparable to cash flows from operating activities. EFCF is calculated as fund flows from operations less drilling and development costs, exploration and evaluation costs, payments on lease obligations and asset retirement obligations settled. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. Our repositioned portfolio is focused on per share value creation, with long-life assets that deliver top decile realized gas prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: For further information please contact: Dion Hatcher, President & CEO and/or Lars Glemser, Vice President & CFO, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 17:00e 07-APR-26